UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COLORADO WYOMING RESERVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628652109
                          --------------------------------
                                 (CUSIP Number)


            Kim M. Fuerst                           With copies to:
            President and                       Patricia M. Mitchell, Esq.
       Chief Executive Officer                  Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC           370 17th Street, Suite 4700
       1801 Broadway, Suite 600                  Denver, Colorado  80202
        Denver, Colorado 80202                       (303) 892-9400
           (303) 296-1908


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 2, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 628652109             SCHEDULE 13D             PAGE  2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James E. Moore Revocable Trust U/D/T dated July 28, 1994,
          James E. Moore, Trustee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          PF - (See Items 3 and 4)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 250,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              250,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          250,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 9.4%, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 180,000 shares issuable upon exercise of the Warrant as further described herein.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          OO (Trust)
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 628652109             SCHEDULE 13D             PAGE  3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James E. Moore
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           PF - (See Items 3 and 4)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 250,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              250,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           250,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 9.4%, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 180,000 shares issuable upon exercise of the Warrant as further described herein.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                            Page 4 of 7 Pages
SCHEDULE 13D                                                September 11, 1998


Item 1.   Security and Issuer.
-------   -------------------

          Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

          Colorado Wyoming Reserve Company
          c/o Trinity Petroleum Management, LLC
          1801 Broadway, Suite 600
          Denver, Coloado 80202
          (303) 296-1908

          The names and addresses of the principal executive officers of the Company are as follows:

Name                        Title                     Address
------------------  ---------------------     -----------------------

Kim M. Fuerst       President, Treasurer,     1801 Broadway, Ste 600
                    CEO & CFO                 Denver, CO 80202

Faisal Chaudhary    Secretary                 151 Toby Lane
                                              Anaheim Hills, CA 92807

Item 2.   Identity and Background.
-------   -----------------------

 (a) James E. Moore Revocable Trust u/d/t July 28, 1994, James E. Moore, Trustee James E. Moore, individually

 (b) 7827 Berger Avenue, Playa del Rey, California 90293

 (c) Investment Advisor; Trustee of James E. Moore Revocable Trust

 (d) Mr. Moore has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) Mr. Moore has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Mr. Moore is a United States citizen. The situs of the Trust is California.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

     In 1996, The James E. Moore Revocable Trust u/d/t dated July 28, 1994 (the "Trust") acquired 70,000 shares of the Company's Common Stock in a private placement of shares. Personal Trust funds were used for such acquisition. On September 2, 1998, the Trust completed a financing transaction with the Company and, as partial consideration for a loan to the Company, the Trust received a warrant for the purchase of up to 180,000 shares of Common Stock, immediately exercisable, at an exercise price of $1.00 per share (the "Warrant").

Colorado Wyoming Reserve Company                            Page 5 of 7 Pages
SCHEDULE 13D                                                September 11, 1998


Item 4.   Purpose of Transaction.
-------   ----------------------

     The Trust entered into a Loan Agreement with the Company, dated as of August 25, 1998 (the "Loan Agreement"), pursuant to which the Trust loaned an original principal sum of $120,000.00 to the Company in return for a security interest in certain assets of the Company, as well as receipt of the Warrant. Pursuant to the Warrant Agreement, dated as of August 25, 1998, the Trust is entitled to purchase up to 180,000 shares of restricted Common Stock at an exercise price of $1.00 per share. The Warrant is exercisable in full or in part until 5:00 p.m., Pacific Time, on August 24, 2008.

     The Loan Agreement also provides that the Trust may designate one person to serve on the Company's Board of Directors, and that the Company will appoint and thereafter nominate and use its best efforts to cause the election of such person to its Board.

     Mr. Moore's beneficial equity ownership in the Company results solely from his position as settlor and trustee of the above-referenced Trust.


Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

 (a) - (b)  The Trust is the beneficial owner of 250,000 shares of Common Stock, which includes the Warrant to purchase 180,000 Shares, presently exercisable at $1.00 per share. The Trust's beneficial ownership represents approximately 9.4% of the Company's Common Stock.
            Mr. Moore may be deemed to share voting and dispositive power over such Shares with the Trust, for which he is sole Trustee.

 (c) Neither Mr. Moore individually, nor the Trust, have been involved in any Share transactions during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

 (e) The Trust is the beneficial owner of more than 5% of the Company's Shares. Mr. Moore, individually, is the indirect beneficial owner of more than 5% of the Company's Shares due solely to his position as Trustee for the Trust.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

     There are no contracts, arrangements, understandings or relationships between the Trust or Mr. Moore and any other person with respect to any securities of the Company, other than the Warrant referenced above and the Joint Filing Agreement, dated September 11, 1998, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.

Colorado Wyoming Reserve Company                            Page 6 of 7 Pages
SCHEDULE 13D                                                September 11, 1998


Item 7.   Material to Be Filed as Exhibits
-------   --------------------------------

     Exhibit A -- Warrant Agreement, dated as of August 25, 1998, between the
                  Company and the Trust.

     Exhibit B -- Joint Filing Agreement, dated September 11, 1998, by and between James E. Moore and The James E. Moore Revocable Trust U/D/T dated July 28, 1994, James E. Moore, Trustee.



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 11, 1998          /s/ James E. Moore
                                    ------------------------------------------
                                    James E. Moore, Individually



                                    JAMES E. MOORE REVOCABLE TRUST U/D/T DATED
                                    JULY 28, 1994


                                    By: /s/ James E. Moore
                                       ---------------------------------------
                                            James E. Moore, Trustee

Colorado Wyoming Reserve Company                            Page 7 of 7 Pages
SCHEDULE 13D                                                September 11, 1998


                         EXHIBIT INDEX TO SCHEDULE 13D


Exhibit A         Warrant Agreement, dated as of August 25, 1998, between the
                  Company and the Trust.

Exhibit B         Joint Filing Agreement, dated September 11, 1998, by and
                  between James E. Moore and The James E. Moore Revocable Trust
                  U/D/T dated July 28, 1994, James E. Moore, Trustee.